UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information Contained in this Report on Form 6-K

Attached hereto and incorporated by reference herein are the following documents:

1.	Ruling issued by the Israeli Tax Authority on, and dated October 7, 2018, and with respect to Orbotech Options(1)

2.	Press Release issued by the Registrant on, and dated October 10, 2018, and entitled “Orbotech Receives Israel Tax Authority Equity Awards Tax Ruling”

(1)	English translation from the official, original version in Hebrew.

Options Tax Ruling

On October 10, 2018, Orbotech Ltd. (the “Company” or “Orbotech”) announced that the Israeli Tax Authority (“ITA”) has issued a tax ruling with respect to the tax treatment applicable to holders of Orbotech options, restricted share units (“RSUs”) and shares issued to certain directors and employees of Orbotech under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”) and to certain directors of Orbotech and others under Section 3(i) of the Ordinance (the “Options Tax Ruling”), in connection with the pending merger transaction involving the Company, KLA-Tencor Corporation (“KLA-Tencor”) and Tiburon Merger Sub Technologies Ltd. (such merger, the “Merger”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement and Plan of Merger dated as of March 18, 2018, as amended (the “Merger Agreement”), filed with the Securities and Exchange Commission as part of Exhibit 99.1 of the Company’s Form 6-K on June 7, 2018.

As contemplated by the Merger Agreement, the Company has also applied for a pre-ruling from the ITA with respect to an exemption from withholding of Israeli tax on payments of Merger Consideration paid to Orbotech shareholders who are non-Israeli residents and deferral of the obligation of Israeli tax resident holders of Orbotech shares, to pay Israeli tax on the exchange of the Orbotech shares for KLA-Tencor common stock in accordance with the provisions of Section 104H of the Ordinance (the “Withholding Tax Ruling”). If and when the Withholding Tax Ruling is finalized, Orbotech will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the ruling. There can be no assurance that such ruling will be granted before the Closing or at all or that, if obtained, such ruling will be granted under the conditions requested by Orbotech.

The following is a summary discussion of the material Israeli income tax considerations in connection with the Merger, applicable to Orbotech Israeli employees and directors and other Israeli holders, who were granted Orbotech options, RSUs and shares under Sections 102 and 3(i) of the Ordinance. The following summary is included for general information purposes only, is based upon current Israeli tax law and the Options Tax Ruling and should not be construed as or considered to be tax advice to any particular holder of Orbotech Ordinary Shares or Company Compensatory Awards. No assurance can be given that future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary is not intended to be and does not constitute a complete review of all material terms of the Options Tax Ruling, nor does it discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares and/or Company Compensatory Awards (in light of their particular circumstances). YOU SHOULD CAREFULLY READ THE OPTIONS TAX RULING ATTACHED HERETO AND CONSULT YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO YOU.

Merger Consideration Payable with respect to Company 102 Shares and Company 102 Compensatory Awards vested as of the Closing Date, for which the Period Expiration Date (as defined in Section 102 of the Ordinance) has not yet elapsed by the Closing Date

Generally, receipt of the Cash Merger Consideration by the 102 Trustee (as described below) is considered a tax event. However, the receipt of the Cash Merger Consideration by the 102 Trustee prior to the Period Expiration Date shall not be deemed to violate the conditions of Section 102 of the Ordinance, provided that the Cash Merger Consideration is deposited with the 102 Trustee and that the 102 Trustee withholds the tax from the Cash Merger Consideration following its receipt, in accordance with Section 102(b)(3) of the Ordinance and the Income Tax Rules (Tax Reliefs in the Allotment of Shares to Employees), 5763-2003 (the “Reliefs Rules”), and subject to such additional terms detailed in the Options Tax Ruling.

With respect to the Stock Merger Consideration payable for such Company 102 Shares and Company 102 Compensatory Awards, generally, the receipt of such Stock Merger Consideration shall not be considered as a tax event at the time of its receipt by the 102 Trustee and the tax event shall be deferred in accordance with the provisions of Section 104H(e) of the Ordinance and the provisions of the Income Tax Rules (Adjustments in respect of Section 102 in Mergers or Splits), 5763-2003 (the “Merger-Split Rules”), and in accordance with the Withholding Tax Ruling, to the extent issued by the ITA.

Merger Consideration Payable with respect to Company 102 Shares and Company 102 Compensatory Awards vested as of the Closing Date, for which the Period Expiration Date has elapsed by the Closing Date

Upon receipt of the Cash Merger Consideration by the 102 Trustee, the holder shall be liable for tax in respect of the Cash Merger Consideration only, in accordance with the provisions of Section 102(b)(3) of the Ordinance and the Reliefs Rules.

With respect to the Stock Merger Consideration payable for such Company 102 Shares and Company 102 Compensatory Awards, generally, the receipt of such Stock Merger Consideration shall not be considered as a tax event at the time of its receipt and the tax event shall be deferred in accordance with the provisions of Section 104H(e) of the Ordinance and the provisions of the Merger-Split Rules, and in accordance with the Withholding Tax Ruling, to the extent issued by the ITA.

Merger Consideration payable with respect to Company 102 Options and Company 102 Restricted Shares Units issued after December 18, 2017 (“New 102 Options”), which have vested as of the Closing Date

The Cash Merger Consideration payable with respect to New 102 Options shall be deemed as income from employment pursuant to Section 2(2) of the Ordinance. With respect to the Stock Merger Consideration payable for such vested New 102 Options, generally, the receipt of such Stock Merger Consideration shall not be considered as a tax event at the time of its receipt, and the tax event shall be deferred in accordance with the provisions of Section 104H(e) of the Ordinance and the Merger-Split Rules, and in accordance with the Withholding Tax Ruling, to the extent issued by the ITA.

Assumption by KLA-Tencor of Company 102 Compensatory Awards which have not vested as of the Closing Date

The issuance of options and RSUs of KLA-Tencor in connection with the assumption by KLA-Tencor of Company 102 Compensatory Awards, shall not constitute a tax event and/or a new issuance for purposes of Section 102 of the Ordinance, and tax continuity shall apply in respect thereof, such that the Period Expiration Date shall be calculated from the issuance date of the original rights.

However, with respect to Company 102 Compensatory Awards which were issued following December 18, 2017, the allotment of options and RSUs of KLA-Tencor in lieu of a portion of such Company 102 Compensatory Awards which is attributed to the conversion of the Cash Merger Consideration, based on a formula set forth in the Merger Agreement, shall be deemed as income from employment pursuant to Section 2(2) of the Ordinance. With respect to the options and RSUs of KLA-Tencor issued with respect to the remaining portion of the Company 102 Compensatory Awards, generally, the issuance of such options and RSUs of KLA-Tencor shall not be considered as a tax event at the time of its receipt and the tax event shall be deferred in accordance with the provisions of Section 104H(e) of the Ordinance and the Merger-Split Rules), and in accordance with the Withholding Tax Ruling, to the extent issued by the ITA.

Merger Consideration Payable with respect to Company Compensatory Awards granted under Section 3(i) of the Ordinance (the “Company 3(i) Awards”) and which are vested as of the Closing Date

The Cash Merger Consideration payable with respect to vested Company 3(i) Awards will be classified as business income and/or income from employment, as the case may be, and be subject to tax withholding pursuant to the Income Tax Regulations (Withholding from Payments for Services or Assets) 5737-1977, the Income Tax Regulations (Withholding from Certain Types of Salary), 5727-1967, The Income Tax Regulations (Withholding from Salary and Wages), 5753-1993, or according to another valid certificate from the ITA.

Assumption of Company 3(i) Awards which are not vested as of the Closing Date

The issuance of options and RSUs of KLA-Tencor in connection with the assumption by KLA-Tencor of Company 3(i) Awards, shall not constitute a tax event and/or a new issuance for purposes of the Ordinance, and tax continuity shall apply in respect thereof.

Miscellaneous

Generally, for the purpose of calculating the tax payable under the provisions of Section 102(b)(3) of the Ordinance with respect to the Merger Consideration received for the Company 102 Compensatory Awards vested as of the Closing Date (or options or RSUs of KLA-Tencor allotted in lieu of the Cash Merger Consideration component) the ordinary tax component payable with respect to such Merger Consideration (including the Stock Merger Consideration component) shall first be attributed to the Cash Merger Consideration (or options or RSUs of KLA-Tencor allotted in lieu of the Cash Merger Consideration component). The Options Tax Ruling provides for the tax treatment with respect to the acceleration of vesting periods in the event of termination of employment or services of certain employees and a service provider following the Closing.

The tax treatment described above with respect to the Cash Merger Consideration payable with respect to Company 102 Shares shall not apply to Company 102 Shares resulting from Company 102 Options or shares granted prior to January 1, 2003, and such Cash Merger Consideration shall be subject to taxation in accordance with the Ordinance and the rules promulgated thereunder.

* * * * *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146, and Registration No. 333-207878) of Orbotech Ltd. previously filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability of KLA-Tencor to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; or that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the Securities and Exchange Commission (the “SEC”), including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2018. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the SEC, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017 and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this report to reflect new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This report is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech. This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction was submitted to the shareholders of Orbotech for their consideration through the proxy statement/prospectus described below. On May 16, 2018, KLA-Tencor filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary proxy statement/prospectus with respect to Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving, and with respect to KLA-Tencor’s common stock to be issued in the proposed transaction. The Registration Statement was amended and declared effective on June 7, 2018, a copy of the final proxy statement/prospectus contained therein was first made available to Orbotech shareholders on June 7, 2018 and was mailed to Orbotech shareholders on or about June 15, 2018 and the Extraordinary General Meeting of shareholders of Orbotech was held on July 12, 2018. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This report is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KLA-

Tencor on KLA-Tencor’s Investor Relations page (http://ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

EXHIBITS

Exhibit #	Description

99.1	Ruling issued by the Israeli Tax Authority on, and dated October 7, 2018, and with respect to Orbotech Options(1)

99.2	Press Release issued by the Registrant on, and dated October 10, 2018, and entitled “Orbotech Receives Israel Tax Authority Equity Awards Tax Ruling”.

(1)	English translation from the official, original version in Hebrew.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Alon Rozner
Alon Rozner
Corporate Vice President and Chief Financial Officer

Date: October 10, 2018